____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-15102

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Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

HIGHLIGHTS

•	Embraer delivered five commercial jets and nine executive jets (five light / four large) in 1Q20, and the Company’s firm order backlog at the end of 1Q20 was US$ 15.9 billion;
•

EBIT and EBITDA in 1Q20 as reported were US$ (46.9) million and US$ 9.3 million, respectively, yielding EBIT margin of -7.4% and EBITDA margin of 1.5%. This compares to EBIT of US$ (15.2) million (-1.8% EBIT margin) and EBITDA of US$ 30.9 million (3.8% EBITDA margin) in 1Q19.

•

The 1Q20 results include special items due to the impacts of COVID-19: 1) US$ 22.2 million in negative fair value changes on the Company’s stake in Republic Airways Holdings, and 2) US$ 33.4 million in bad debt provisions on accounts receivables, as the Company adopted a more conservative approach in the context of the COVID-19 pandemic;

•	Adjusted EBIT and EBITDA were US$ 8.7 million and US$ 64.9 million, respectively, yielding adjusted EBIT margin of 1.4% and adjusted EBITDA margin of 10.2%;
•

1Q20 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (292.0) million and US$ (1.59), respectively. Adjusted net loss (excluding special items and deferred income tax and social contribution) for 1Q20 was US$ (104.0) million, with Adjusted loss per ADS of US$ (0.57). The adjusted net loss in 1Q19 was US$ (61.8) million, for an adjusted loss per ADS of US$ (0.34) in the quarter;

•

Embraer reported Free cash flow of US$ (676.5) million in 1Q20, in line with free cash flow of US$ (665.3) million reported in 1Q19, which is historically negative due to seasonal working capital consumption;

•

Embraer’s liquidity remains solid as the Company finished the quarter with total cash of US$ 2,500.6 million and major debt maturities starting in 2022 onwards. Total debt at the end of 1Q20 was US$ 3,832.2 million, yielding a net debt position of US$ 1,331.6 million versus net debt of US$ 1,103.7 million in 1Q19. Embraer continues to evaluate additional financing to further enhance its cash position;

•	Due to the uncertainty related to the COVID-19 pandemic, financial and deliveries guidance for the Company’s 2020 results remains suspended at this point.

Main financial indicators1

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)
	1Q19	4Q19	1Q20
Revenue	823.3	2,085.0	633.8
EBIT	(15.2)	(67.6)	(46.9)
EBIT margin %	-1.8%	-3.2%	-7.4%
Adjusted EBIT	(15.2)	4.0	8.7
Adjusted EBIT margin %	-1.8%	0.2%	1.4%
EBITDA	30.9	(5.8)	9.3
EBITDA margin %	3.8%	-0.3%	1.5%
Adjusted EBITDA	30.9	65.8	64.9
Adjusted EBITDA margin %	3.8%	3.2%	10.2%
Adjusted net income (Loss) 1	(61.8)	(93.4)	(104.0)
Adjusted earnings (losses) per share - ADS basic	(0.3360)	(0.5077)	(0.5651)
Net income (loss) attributable to Embraer Shareholders	(42.5)	(209.8)	(292.0)
Earnings (losses) per share - ADS basic (US$)	(0.2311)	(1.1404)	(1.5867)
Adjusted free cash flow	(665.3)	739.4	(676.5)
Net debt	(1,103.7)	(612.4)	(1,331.6)
(1) Derived from unaudited financial information.

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (19.3) million in 1Q19, US$ 132.4 million in 1Q20 and US$ 44.8 million in 4Q19. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (55.6) million in 1Q20 and US$ (71.6) million in 4Q19. There were no special items recognized in 1Q19.

1

São Paulo, Brazil, June 1, 2020 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis including continuing and discontinued operations in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2020 (1Q20), December 31, 2019 (4Q19) and March 31, 2019 (1Q19), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

During 1Q20, Embraer delivered five commercial and nine executive aircraft (five light jets and four large jets), for a total of 14 jets delivered in the quarter. This compares to 1Q19 deliveries of 11 commercial jets and 11 executive jets (eight light jets and three large jets). Historically, Embraer seasonally has fewer deliveries during the first quarter of the year, and in 2020 in particular, commercial aircraft deliveries for the first quarter were also negatively impacted by the steps taken to effect the separation of Embraer’s Commercial Aviation division in connection with the now-terminated strategic partnership with The Boeing Company in January, a month in which no deliveries took place.

Revenues in the quarter were US$ 633.8 million, representing a year-over-year decline of 23.0% compared to 1Q19, driven by lower revenues in each of the Company’s segments except for the Executive Jets segment. Despite slightly lower executive jet deliveries in 1Q20 as compared to 1Q19, the mix of deliveries were more positive as Embraer delivered more large jets in the current period relative to last year’s first quarter.

The Company’s consolidated gross margin increased from 19.9% in 1Q19 to 29.0% in 1Q20. A portion of this improvement can be explained by the fact that Embraer placed most of its Brazil-based employees on paid leave during the month of January to complete the internal segregation of the commercial aviation business, and again on paid leave at the end of March as Brazilian operations were closed due to the COVID-19 pandemic. These salary expenses for employees on paid leave were treated as abnormal costs and booked in other operating expenses during those periods rather than in cost of goods sold.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 1Q20 were US$ (46.9) million and -7.4%, respectively. The 1Q20 results include special items recognized largely due to the impacts of COVID-19: 1) US$ 22.2 million in negative fair value changes on the Company’s stake in Republic Airways Holdings, and 2) US$ 33.4 million in bad debt provisions on accounts receivables, largely with commercial airline customers, as the Company adopted a more conservative approach in the context of the COVID-19 pandemic. There were no special items recognized in 1Q19 operating results.

Excluding the impacts of the special items, adjusted EBIT and adjusted EBIT margin in 1Q20 were US$ 8.7 million and 1.4%, respectively. This compares to EBIT of US$ (15.2) million and EBIT margin of -1.8% in 1Q19. The Company’s adjusted EBIT and EBIT margin increased year-over-year despite lower commercial jet delivery volumes and consolidated revenues in 1Q20 due to better profitability in the Executive Jets and Defense & Security segments on improved business mix. Separation costs to further segregation of the Company’s commercial aviation business and its related services and support in connection with the now-terminated strategic partnership with The Boeing Company in January recognized in 1Q20 results was US$ 21.8 million, compared to the US$ 12.3 million in separation costs recognized in 1Q19.

Administrative expenses in 1Q20 totaled US$ 32.5 million, which declined from the US$ 46.0 million reported in 1Q19, due principally to the paid leave in January for most Brazil-based employees in order to implement the internal carve-out of Embraer’s commercial aviation business in connection with the now-terminated strategic partnership with The Boeing Company, and in March as Brazilian operations were closed due to the COVID-19 pandemic. Salaries of employees on paid leave in January and March were recognized in other operating expenses rather than in administrative expenses. Selling expenses increased from US$ 70.3 million in 1Q19 to US$ 83.5 million in 1Q20 due to US$ 33.4 million in higher bad debts provisions recognized in the quarter, which reflects a more conservative approach given the uncertainties in the context of the COVID-19 pandemic and its impacts largely on our commercial airline customers. Research expense fell from US$ 9.3 million in 1Q19 to US$ 5.8 million in 1Q20, largely due to lower engineering work given the carve-out activities in January and related paid leave explained above.

2

Other operating income (expense), net in 1Q20 was an expense of US$ 112.2 million compared to an expense of US$ 53.5 million in 1Q19. This line included the US$ 22.2 million special item for the negative fair value changes related to the Company’s stake in Republic Airways. Excluding this special item, other operating income (expense), net in 1Q20 was US$ 90.0 million. The increase in adjusted other operating expenses in 1Q20 was largely due to the recognition of abnormal costs related to employee salaries that were on paid leave during the quarter rather than booking these expenses in the cost of goods sold, administrative, selling, and research expense lines, as well the further separation costs realized in 1Q20 as compared to 1Q19. The salary expenses treated as abnormal costs totaled US$ 48.6 million in 1Q20, and the separation costs were US$ 21.8 million in the quarter.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 1Q20 were US$ (292.0) million and US$ (1.59) per share, respectively, compared to US$ (42.5) million in net income (loss) attributable to Embraer shareholders and US$ (0.23) in Earnings (Loss) per ADS in 1Q19. Adjusted net income (loss), excluding deferred income tax and social contribution, was US$ (104.0) million in 1Q20, and adjusted earnings (loss) per ADS was US$ (0.57). This compares to adjusted net income (loss) of US$ (61.8) million and adjusted earnings (loss) per ADS of US$ (0.34) in 1Q19. The main drivers for the decline in adjusted net income (loss) and adjusted earnings (loss) per ADS were the aforementioned decline in operating income with higher foreign exchange losses (FX loss of US$ 24.7 million in 1Q20 vs. FX gain of US$ 9.1 million in 1Q19) given the substantial appreciation of the U.S. dollar versus the Brazilian real of 29.0% from the end of 2019 to the end of 1Q20.

monetary balance sheet accounts and other measures

Embraer finished 1Q20 with a net debt position of US$ 1,331.6 million, compared to the net debt position of US$ 1,103.7 million at the end of 1Q19. The Company’s larger net debt position is a result of the Company’s free cash flow usage during the seasonally weak 1Q20, as explained further below. At the end of 1Q20, the Company’s liquidity position remained solid, with US$ 2,500.6 in total cash and financial investments. Embraer’s total loans position at the end of 1Q20 was US$ 3,832.2 million, increasing US$ 439.9 million from the total loans position reported at the end of 2019 as the Company received US$ 600 million in additional short-term liquidity during the quarter, partially offset by payment of its 2020 note maturity in January.

	in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(1)
	2019	1Q19	1Q20
Cash and cash equivalents	2,307.7	777.5	2,394.4
Financial investments	472.2	1,705.9	106.2
Total cash position	2,779.9	2,483.4	2,500.6
Loans short-term	215.0	299.8	663.0
Loans long-term	3,177.3	3,287.3	3,169.2
Total loans position	3,392.3	3,587.1	3,832.2
Net debt*	(612.4)	(1,103.7)	(1,331.6)
* Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2)Derived from audited financial information.

3

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ (593.3) million in 1Q20 and adjusted free cash flow for the quarter was US$ (676.5) million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (557.5) million and adjusted free cash flow of US$ (665.3) million in 1Q19. The principal factors explaining the lower free cash flow in 1Q20 include lower net income in the current period and additional investment in working capital (particularly higher inventories and lower contract liabilities) in 1Q20 as compared to the prior year period.

	in millions of U.S.dollars
IFRS	1Q19	2Q19	3Q19	4Q19	1Q20
Adj. net cash generated (used) by operating activities (1)	(557.5)	140.5	(127.1)	930.0	(593.3)

Net additions to property, plant and equipment	(42.6)	(72.5)	(70.2)	(99.2)	(55.4)
Additions to intangible assets	(65.2)	(66.5)	(60.1)	(91.4)	(27.8)
Adjusted free cash flow	(665.3)	1.5	(257.4)	739.4	(676.5)
(1) Net of financial investments: 1Q19 215.0, 2Q19 (113.8), 3Q19 327.2, 4Q19 79.3 and 1Q20 0.0

Net additions to total PP&E for 1Q20 were US$ 55.4 million, versus US$ 42.6 million in net additions reported in 1Q19. Of the total 1Q20 additions to PP&E, CAPEX amounted to US$ 12.6 million and additions of pool program spare parts was US$ 42.8 million. In 1Q20, Embraer invested a total of US$ 27.8 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in the quarter were also US$ 27.8 million.

	in millions of U.S.dollars
	1Q19	2Q19	3Q19	4Q19	1Q20
CAPEX	28.1	24.3	44.6	64.0	12.6
Contracted CAPEX (Included in CAPEX)	0.5	0.9	1.3	0.6	0.0
Additions of aircraft available for or under lease	-	31.7	-	-	-
Additions of Pool programs spare parts	14.5	16.5	25.6	35.2	42.8
PP&E	42.6	72.5	70.2	99.2	55.4
Proceeds from sale of PP&E	-	-	-	-	-
Net Additions to PP&E	42.6	72.5	70.2	99.2	55.4

	in millions of U.S.dollars
	1Q19	2Q19	3Q19	4Q19	1Q20
Additions to intangible	65.2	66.5	60.2	91.4	27.8
Contributions from suppliers	-	(4.5)	-	-	-
Development (Net of contributions from suppliers)	65.2	62.0	60.2	91.4	27.8
Research	9.3	11.8	11.5	16.8	5.8
R&D	74.5	73.8	71.7	108.2	33.6

The Company’s total debt increased US$ 439.9 million to US$ 3,832.2 million at the end of 1Q20 compared to US$ 3,392.3 million at the end of 2019. Short-term debt at the end of 1Q20 was US$ 663.0 million and long-term debt was US$ 3,169.2 million. The average loan maturity of the Company’s debt at the end of 1Q20 was 4.0 years. The cost of Dollar denominated loans at the end of 1Q20 was 4.77% p.a., which fell from 5.27% p.a. at the end of 2019, while the cost of real denominated loans declined to 1.18% p.a. at the end of 1Q20 compared to 1.52% at the end of 2019.

4

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 1Q20 declined to 0.5 vs. 1.2 at the end of 2019. At the end of 1Q20, 0.8% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q20, 96% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2020, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.80. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.40. Embraer has not yet implemented any foreign exchange hedges for 2021.

operational balance sheet accounts

	in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(2)	(1)	(1)
	2019	1Q19	1Q20
Trade accounts receivable & contract assets	789.9	775.3	741.9
Customer and commercial financing	10.7	11.5	7.9
Inventories	2,384.0	2,994.2	2,925.3
Property, plant and equipment	2,058.6	1,948.2	2,035.5
Intangible	2,051.7	1,950.7	2,070.1
Trade accounts payable	832.7	870.0	860.8
Contract liabilities**	1,429.5	1,294.4	1,402.1
Total shareholders' equity	3,614.6	3,891.8	3,284.4
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
** Formerly advances from customers and unearned income

As mentioned above, a contributing factor to the free cash flow usage in 1Q20 was the seasonally higher level of working capital investment in the current period. Given the seasonally low level of deliveries in the first quarter, inventories increased US$ 541.3 million to end 1Q20 at US$ 2,925.3 million. Also, contract liabilities declined US$ 27.4 million to end 1Q20 at US$ 1,402.1 million. Somewhat offsetting these working capital cash usages were a US$ 48.0 million decline in trade accounts receivable and contract assets during the quarter to finish 1Q20 at US$ 741.9 million, and a US$ 28.1 million increase in trade accounts payable to end 1Q20 at US$ 860.8 million. Property, plant and equipment declined US$ 23.1 million to US$ 2,035.5 million at the end of 1Q20, while Intangibles increased US$ 18.4 million to finish the period at US$ 2,070.1 million.

5

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 1Q20 at US$ 15.9 billion.

Segment Results

The Commercial Aviation segment represented 22.2% of consolidated revenues in 1Q20 versus 34.1% of revenues in 1Q19, as revenues declined 50.0% on a year-over-year basis due to lower deliveries in the current quarter. The portion of Executive Jets revenues rose from 14.2% in 1Q19 to 20.4% in 1Q20, as the segment’s revenues increased 10.4% despite lower deliveries in 1Q20 (nine in 1Q20 vs. 11 in 1Q19) on more favorable mix (four large jets delivered in 1Q20 vs. three large jets in 1Q19). The Defense & Security segment reported a 16.9% decrease in revenues in 1Q20 as compared to 1Q19, and its portion of total Company revenues rose from 21.8% in 1Q19 to 23.5% in 1Q20. Revenues for Services & Support fell 12.7% year-over-year to US$ 213.1 million in the quarter, representing 33.6% of consolidated revenues in 1Q20, compared to 29.7% in 1Q19.

	in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)
BY SEGMENT	4Q19%		1Q19%		1Q20%
Commercial Aviation	915.1	44.0	281.1	34.1	140.5	22.2
Executive Jets	619.7	29.7	117.3	14.2	129.6	20.4
Defense & Security	236.1	11.3	179.4	21.8	149.1	23.5
Services & Support	309.2	14.8	244.2	29.7	213.1	33.6
Others	4.9	0.2	1.3	0.2	1.6	0.2
Total	2,085.0	100.0	823.3	100.0	633.8	100.0
(1) Derived from unaudited financial information.

Commercial Aviation

In 1Q20, Embraer delivered five commercial jets, as shown in the table below:

DELIVERIES	4Q19	1Q19	1Q20
Commercial Aviation	35	11	5
EMBRAER 175	22	10	3
EMBRAER 190	2	-	-
EMBRAER 195	1	-	-
EMBRAER 190-E2	4	1	1
EMBRAER 195-E2	6	-	1

6

In January, Embraer and Skywest Inc signed a firm order for 20 E175 jets in a 76-seat configuration. The order has a value of US$ 972 million based on 2019 list prices and was already included in Embraer’s backlog at the end of 2019. Embraer’s relationship with SkyWest dates back to 1986, when SkyWest began operating the EMB 120 Brasilia turboprop. With this additional order for the E175, SkyWest has purchased more than 180 aircraft of this model since 2013 alone.

In February, following its successful debut at the 2019 Paris Air Show, Embraer displayed the E195-E2, its newest Profit Hunter, at the Singapore Airshow. With the impressive "TechLion" livery, the Company showcased the new “King of the Skies”, which has transformed the single aisle segment with its efficiency, sustainability, and state-of-the art interior design.

In March, Embraer displayed the E195-E2 TechLion at Wings India. It was the first time the aircraft was exhibited at an Air Show in the country. The E195-E2’s outstanding operating economics, with up to 25% lower trip-cost when compared to other narrowbody aircraft, makes it ideal for opening new routes and growing India’s secondary, non-metropolitan domestic markets.

At the end of 1Q20, the backlog and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	191	-	191	191	-
E175	800	293	1093	637	163
E190	568	-	568	564	4
E195	172	-	172	172	-
E190-E2	27	61	88	12	15
E195-E2	144	47	191	8	136
TOTAL E-JETS	1,902	401	2,303	1,584	318

Executive JETS

The Executive Jets segment delivered five light and four large jets, totaling nine aircraft in 1Q20.

DELIVERIES	4Q19	1Q19	1Q20
Executive Aviation	46	11	9
Light Jets	20	8	5
Large Jets	26	3	4

In the first quarter, Embraer’s Phenom 300 series was made even better with enhancements in performance, comfort and technology. The new Phenom 300E is now the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics. These include predictive windshear and a runway overrun awareness and alerting system, which are exclusive intellectual property of Embraer and the first technology of its kind to be developed and certified in business aviation. The model was already granted its Type Certificate by ANAC (National Civil Aviation Agency of Brazil), EASA (European Union Aviation Safety Agency) and the FAA (Federal Aviation Administration).

Also in 1Q20, the Phenom 300E was confirmed as the most delivered light jet of 2019. This was the eighth consecutive year that the Phenom 300 achieved this mark, having accrued more than 540 deliveries since entering the market in December 2009. The information was published by the General Aviation Manufacturers Association (GAMA).

During the COVID-19 crisis, Embraer is working in partnership with companies and research centers on technologies that can increase the availability of equipment and solutions for the pandemic. In addition to Embraer manufacturing parts of ventilators and development of biological air filter systems, the Company’s Embraer Aero Seating Technologies (EAST) subsidiary is manufacturing masks to support continued operations in Florida.

7

Defense & security

During 1Q20, assembly work continued on a number of KC-390 Millennium aircraft on the production line, including five aircraft for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. Out of the five FAB aircraft under assembly, two are to be delivered in 2020. The two KC-390 Millennium aircraft already delivered to the Brazilian Air Force continue to be used to train technicians and pilots who will operate and maintain the FAB fleet. During 1Q20, the training program moved into aero logistical supervised training, where the aircraft are operated under realistic scenarios to simulate FAB missions. Also, starting in March, both FAB aircraft have been largely employed in operations to transport supplies and medical equipment to fight the COVID-19 pandemic in Brazil. The flight test campaign accumulated significant progress during the quarter with the successful accomplishment of mission systems tests. The development of the KC-390 Millennium version for the Portuguese Air Force has also made significant progress, with the engagement of key suppliers on the joint definition phase.

Regarding the Super Tucano light attack aircraft, SNC (Sierra Nevada Corporation) signed a new contract for SNC and Embraer to supply two aircraft to the Air Force Special Operations Command - AFSOC.

In March, SAAB concluded the first metal cut of the Gripen two-seater F version, marking the beginning of the production of the first aircraft, establishing an important milestone in the Gripen Brazil program. Embraer participates in the Gripen F development jointly with SAAB, through the Gripen Design and Development Network (GDDN) at the Embraer plant in Gavião Peixoto, São Paulo State, Brazil.The Gripen Aircraft will be manufactured in both Brazil and Sweden.

In March, the 8th A1-M aircraft modernization was finalized and delivered to the Brazilian Air Force.

With respect to radars, during February and March another six M60 Radar Mock-Up units were delivered to the Brazilian Army.

In January, Atech delivered the SAGITARIO air traffic management system to Paraguay. Also during the quarter, in March, Atech signed an important contract with the Brazilian Navy, together with Embraer and Thyssenkrupp, for the development of the combat management systems for the new Tamandaré class ships.

Savis continued Sisfron Program implementation throughout 1Q20, delivering important milestones such as light terminals for satellite communications, equipment for tactical communications, as well as milestones related to monitoring and maintenance of the Brazilian Army strategic network (Infovia), including the comprehensive integrated logistic support (ILS) and assured availability for all systems in operation.

termination OF MASTER TRANSACTION AGREEMENT WITH BOEING

On April 25, 2020, Embraer informed its shareholders and the market that the Company received a notice sent by Boeing communicating its decision to terminate the Master Transaction Agreement ("MTA"), based on Boeing’s assertion that supposedly certain closing conditions in the MTA had not been satisfied by Embraer by the April 24, 2020 termination date in the MTA. In addition, Boeing terminated the Contribution Agreement that provided for a joint venture for the C-390 Millennium multi-mission transport aircraft.

Embraer strongly believes that Boeing wrongfully terminated the MTA and the Contribution Agreement, that it had a continuing obligation to abide by the terms thereof.

Embraer strongly believes it was in full compliance with its obligations under the MTA and the Contribution Agreement and is pursuing all remedies against Boeing for the damages incurred by Embraer as a result of Boeing's wrongful termination and violation of the MTA and the Contribution Agreement, including by means of arbitration proceedings that have commenced by both sides in connection with the termination of the MTA and/or the Contribution Agreement by Boeing.

8

Reconciliation OF IFRS and “non gaap” information

	in millions of U.S.dollars
EBITDA RECONCILIATION	(2)	(1)	(1)
LTM* (IFRS)	2019	1Q19	1Q20
Loss attributable to Embraer	(322.3)	(183.7)	(571.8)
Noncontrolling interest	5.8	6.2	5.9
Income tax income (expense)	130.3	48.0	319.2
Financial income (expense), net	116.1	163.6	111.1
Foreign exchange gain (loss), net	(6.90)	(8.7)	26.9
Depreciation and amortization	187.3	232.9	197.4
EBITDA LTM	110.3	258.3	88.7
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q19	1Q19	1Q20
Net income (loss) attributable to Embraer	(209.8)	(42.5)	(292.0)
Noncontrolling interest	0.6	1.3	1.4
Income tax (expense) income	112.5	(6.0)	182.9
Financial income, net	26.9	41.1	36.1
Foreign exchange gain (loss), net	2.2	(9.1)	24.7
Depreciation and amortization	61.8	46.1	56.2
EBITDA	(5.8)	30.9	9.3
EBITDA margin	-0.3%	3.8%	1.5%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

9

	in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(1)	(1)
	4Q19	1Q19	1Q20
Operating profit (loss) before financial income (EBIT)	(67.6)	(15.2)	(46.9)
Additional provision for expected credit losses during the pandemic	-	-	33.4
Mark to market of Republic shares	-	-	22.2
Impairment loss Executive Jet business	71.6	-	-
Adjusted EBIT	4.0	(15.2)	8.7
Adjusted EBIT margin %	0.2%	-1.8%	1.4%
(1) Derived from unaudited financial information.

	in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q19	1Q19	1Q20
EBITDA	(5.8)	30.9	9.3
Additional provision for expected credit losses during the pandemic	-	-	33.4
Mark to market of Republic shares	-	-	22.2
Impairment loss Executive Jet business	71.6	-	-
Adjusted EBITDA	65.8	30.9	64.9
Adjusted EBITDA margin %	3.2%	3.8%	10.2%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

	in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)
	4Q19	1Q19	1Q20
Net Income (loss) attributable to Embraer	(209.8)	(42.5)	(292.0)
Net change in deferred income tax & social contribution	44.8	(19.3)	132.4
Additional provision for expected credit losses during the pandemic	-	-	33.4
Mark to market of Republic shares	-	-	22.2
After-tax Executive Jet business impairment loss	71.6	-	-
Adjusted net income (Loss)	(93.4)	(61.8)	(104.0)
Adjusted net margin	-4.5%	-7.5%	-16.4%
(1) Derived from unaudited financial information.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	4Q19	1Q19	1Q20
Total debt to EBITDA (i)	30.8	13.9	43.2
Net debt to EBITDA (ii)	5.6	4.3	15.0
Total debt to capitalization (iii)	0.5	0.5	0.5
LTM EBITDA to financial expense (gross) (iv)	0.6	1.2	0.5
LTM EBITDA (v)	110.3	258.3	88.7
LTM Interest and commissions on loans (vi)	194.1	216.9	185.6
(1) Derived from unaudited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

10

FINANCial statements

In the following financial statements, the Company has continued to present its results with 100% of the assets, liabilities, and financial results of Embraer including the Commercial Aviation segment and its related services.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

		(1)
	Three months ended on
	31 Dec, 2019	31 Mar, 2019	31 Mar, 2020
Revenue	2,085.0	823.3	633.8
Cost of sales and services	(1,806.4)	(659.4)	(449.8)

Gross profit	278.6	163.9	184.0
Operating Income (expense)
Administrative	(60.6)	(46.0)	(32.5)
Selling	(71.9)	(70.3)	(83.5)
Research	(16.8)	(9.3)	(5.8)
Other operating income (expense), net	(196.8)	(53.5)	(112.2)
Equity in income (losses) of associates	(0.1)	-	3.1

Operating profit (loss) before financial income	(67.6)	(15.2)	(46.9)
Financial income (expenses), net	(26.9)	(41.1)	(36.1)
Foreign exchange gain (loss), net	(2.2)	9.1	(24.7)

Profit (loss) before taxes on income	(96.7)	(47.2)	(107.7)
Income tax expense	(112.5)	6.0	(182.9)

Losses for the period	(209.2)	(41.2)	(290.6)
Attributable to:
Owners of Embraer	(209.8)	(42.5)	(292.0)
Non-controlling interests	0.6	1.3	1.4

Weighted average number of shares (in thousands)
Basic	735.9	735.7	736.1
Diluted	735.9	735.7	736.1

Earnings (losses) per share
Basic	(0.2851)	(0.0578)	(0.3967)
Diluted	(0.2851)	(0.0578)	(0.3967)

Earnings (losses) per share - ADS basic (US$)	(1.1404)	(0.2311)	(1.5867)
Earnings (losses) per share - ADS diluted (US$)	(1.1404)	(0.2311)	(1.5867)
(1) Derived from unaudited financial statements.

11

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

		(1)
	Three Months Ended
	31 Dec, 2019	31 Mar, 2019	31 Mar, 2020
Operating activities
Net income (loss) for the period	(209.2)	(41.2)	(290.6)
Adjustment to net income for items not affecting cash
Depreciation of property plant and equipment	35.8	31.2	51.1
Realization of government grants	(0.5)	(0.7)	(0.5)
Amortization of intangible assets	35.5	18.6	5.9
Realization of contribution from suppliers	(9.5)	(3.7)	(0.8)
Loss (reversal) for inventory obsolescence	7.1	0.4	(1.3)
Adjustment to market value, inventory, property plant and equipment and intangible	64.6	11.8	22.4
Losses on fixed assets disposal	17.4	2.8	3.1
Allowance for doubtful accounts	(4.3)	(0.8)	30.8
Deferred income tax and social contribution	44.8	(19.3)	132.4
Accrued interest	(2.7)	3.8	2.2
Interest on marketable securities, net	(3.3)	(9.6)	(0.1)
Equity in associates gains and losses	0.1	-	(2.9)
Foreign exchange gain (loss), net	6.3	(8.6)	24.1
Mark to market of the residual value guarantees	(7.6)	(8.2)	(5.3)
Other	0.3	(0.2)	(1.4)
Changes in assets
Financial investments	79.3	215.0	-
Derivative financial instruments	(15.8)	1.0	10.0
Collateralized accounts receivable and accounts receivable	115.5	1.8	(52.2)
Contract assets	60.5	(107.5)	26.2
Customer and commercial financing	0.2	0.3	2.8
Inventories	696.7	(459.9)	(519.9)
Guarantee deposits	348.6	-	-
Other assets	(67.4)	36.9	(52.0)
Changes in liabilities
Trade accounts payable	(9.2)	(24.1)	38.9
Non-recourse and recourse debt	(253.3)	(5.6)	(1.3)
Other payables	(14.4)	(5.4)	(72.2)
Contract liabilities	51.1	66.8	(28.1)
Taxes and payroll charges payable	53.4	(22.5)	58.6
Financial guarantees	(3.1)	(4.6)	(0.4)
Other provisions	(6.6)	(8.7)	29.2
Unearned income	(1.0)	(2.3)	(2.0)
Net cash generated (used) by operating activities	1,009.3	(342.5)	(593.3)

Investing activities
Acquisition of property, plant and equipment	(99.2)	(42.6)	(55.4)
Additions to intangible assets	(91.4)	(65.2)	(27.8)
Additions investments in subsidiaries and affiliates	(0.2)	(1.9)	(0.1)
Financial investments	470.8	15.5	345.0
Net cash generated (used) in investing activities	280.0	(94.2)	261.7

Financing activities
Repayment of borrowings	(145.6)	(234.7)	(165.6)
Proceeds from borrowings	17.0	162.5	612.3
Dividends and interest on own capital	-	(2.0)	-
Proceeds from stock options exercised	0.6	1.2	0.3
Lease Payments	(5.7)	(2.3)	(2.0)
Net cash used by financing activities	(133.7)	(75.3)	445.0
Increase (Decrease) in cash and cash equivalents	1,155.6	(512.0)	113.4
Effects of exchange rate changes on cash and cash equivalents	(4.2)	1.1	(28.1)
Cash and cash equivalents at the beginning of the period	1,156.3	1,280.9	2,307.7
Cash and cash equivalents at the end of the period **	2,307.7	770.0	2,393.0
(1) Derived from unaudited financial statements.
**Total cash and cash equivalents excludes bank overdrafts of US$ 1.4 in 1Q20.

12

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(2)	(1)
ASSETS	As of December 31,	As of March 31,
	2019	2020
Current
Cash and cash equivalents	2,307.7	2,394.4
Financial investments	410.9	60.1
Trade accounts receivable, net	294.2	272.4
Derivative financial instruments	1.4	0.7
Customer and commercial financing	1.5	1.1
Collateralized accounts receivable	4.0	4.0
Contract assets	495.7	469.5
Inventories	2,384.0	2,925.3
Guarantee deposits	0.2	0.2
Income tax and social contribution	92.6	96.9
Other assets	199.4	217.6
	6,191.6	6,442.2
Non-Current
Financial investments	61.3	46.1
Derivative financial instruments	0.7	0.5
Customer and commercial financing	9.2	6.8
Collateralized accounts receivable	13.6	12.4
Guarantee deposits	0.8	0.9
Deferred income tax and social contribution	35.0	93.6
Other assets	93.9	76.0
	214.5	236.3

Investments	8.1	8.4
Property, plant and equipment, net	2,058.6	2,035.5
Intangible assets, net	2,051.7	2,070.1
Right of use assets, net	48.0	63.6
	4,166.4	4,177.6

TOTAL ASSETS	10,572.5	10,856.1
(1)Derived from unadited financial information.
(2)Derived from audited financial information.

13

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(2)	(1)
LIABILITIES	As of December 31,	As of March 31,
	2019	2020
Current
Trade accounts payable	832.7	860.8
Lease liabilities	8.0	9.4
Loans and financing	215.0	663.0
Recourse and non-recourse debt	4.0	4.0
Other payables	289.8	250.4
Contract liabilities	1,171.7	1,211.6
Derivative financial instruments	4.5	13.6
Taxes and payroll charges payable	63.8	70.7
Income tax and social contribution	97.5	139.5
Financial guarantee and residual value	30.7	35.2
Dividends payable	1.4	1.1
Unearned income	2.0	2.0
Provision	117.3	103.0
	2,838.4	3,364.3
Non-current
Lease liabilities	39.9	54.9
Loans and financing	3,177.3	3,169.2
Recourse and non-recourse debt	13.6	12.4
Other payables	18.0	8.0
Contract liabilities	257.8	190.5
Taxes and payroll charges payable	13.4	11.0
Deferred income tax and social contribution	301.0	492.1
Financial guarantee and residual value guarantees	109.6	99.4
Unearned income	63.7	61.2
Provision	125.2	108.7
	4,119.5	4,207.4

TOTAL LIABILITIES	6,957.9	7,571.7

Shareholders' equity
Capital	1,551.6	1,551.6
Treasury shares	(26.5)	(25.7)
Revenue reserves	2,110.1	2,110.6
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(154.9)	(192.1)
Retained earning	-	(292.4)
Non-controlling interests	96.9	95.0
Total Shareholders' equity	3,614.6	3,284.4

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,572.5	10,856.1
(1)Derived from unadited financial information.
(2)Derived from audited financial information.

14

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q20 Results on Monday, June 1, 2020 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones U.K.: +44 20 3795-9972

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100